UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 15)

                                 MascoTech, Inc.
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                                (Name of Issuer)

                                  Common Stock
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                         (Title of Class of Securities)

                                   574670 10 5
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                                 (CUSIP Number)

                              Richard A. Manoogian
                               21001 Van Born Road
                                Taylor, MI 48180
                                 (313) 274-7400
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           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                November 28, 2000
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(b)(3), 240.13d-1(f) or 240.13d-1(g) or (4),
check the following box / /.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               Page 1 of 6 Pages

                                  SCHEDULE 13D

CUSIP No.

          574670 10 5
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1         NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

          Richard A. Manoogian
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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*    (a) /X/
                                                               (b) / /

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3         SEC USE ONLY


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4         SOURCE OF FUNDS

                                 Not Applicable
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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) OR 2(e)                            / /


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6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                  United States
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                             7         SOLE VOTING POWER
       NUMBER OF                       818,030
       SHARES                ---------------------------------------------------
       BENEFICIALLY          8         SHARED VOTING POWER
       OWNED BY                        661,260
       EACH                  ---------------------------------------------------
       REPORTING
       PERSON WITH           9         SOLE DISPOSITIVE POWER
                                       670,385
                             ---------------------------------------------------

                             10        SHARED DISPOSITIVE POWER
                                       661,260

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11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                    1,479,290

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12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             / /


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13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               4.3% (subject to increase based on holders of outstanding restricted stock of the Issuer electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans)

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14        TYPE OF REPORTING PERSON
                                       IN
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


The information contained in this Amendment No. 15 supplements and amends the information contained in the following Items of the Schedule 13D filed by Richard A. Manoogian (the "Reporting Person") relating to the Common Stock, par value $1.00 per share (the "Common Stock"), of MascoTech, Inc., a Delaware corporation (the "Issuer"), as heretofore amended.

Item 4.  Purpose of the Transaction.

     The disposition of securities of the Issuer reflected on this schedule was consummated pursuant to, and in accordance with, the Recapitalization Agreement, as amended, and the Exchange and Voting Agreement, as amended, each referred to in and attached to Amendment No. 14 to the Schedule 13D, dated August 1, 2000, as Exhibit 99.i and Exhibit 99.k, respectively and described further in MascoTech's Definitive Proxy Statement and Schedule 13E-3, each filed with the Commission on October 26, 2000 and attached hereto as Exhibit 2 and Exhibit 3, respectively (the "Recapitalization").

Item 5.  Interest in Securities.

     (a) Upon consummation of the Recapitalization on November 28, 2000, the Reporting Person beneficially owned 1,479,290 shares of Common Stock (representing 4.3% of the outstanding Common Stock). The foregoing percentage is based on 34,384,053 shares of Common Stock outstanding on November 28, 2000 after the Recapitalization, assuming vesting of all restricted stock awards and is subject to increase based on holders of outstanding restricted stock electing to receive cash in lieu of restricted stock in accordance with the restricted stock incentive plans. Of such 1,479,290 shares of Common Stock, (i) 670,385 were owned directly, (ii) 147,645 shares had been granted under the restricted stock incentive plans which are still subject to certain restrictions on disposition as provided in such plans and (iii) 661,260 shares were owned by the Richard and Jane Manoogian Foundation, a charitable foundation of which the Reporting Person is a director. No other person described in Amendment No. 14 to
Schedule 13D, dated August 1, 2000 owns any other shares of Common Stock of the Issuer or shares of Common Stock subject to options. All of such Common Stock and options owned immediately prior to the Recapitalization were canceled in accordance with the Recapitalization Agreement and exchanged for the merger consideration or the option consideration as described therein. As a result of the Recapitalization, all shares which previously could be acquired upon conversion of convertible securities of the Issuer will no longer be convertible into shares of Common Stock and will only be convertible into cash in accordance with the indenture governing such convertible securities.

     (b) The Reporting Person has the sole power to vote all of the shares described in clauses (i) and (ii) of Item 5(a) above, and the sole power to dispose of the shares described in clause (i) of Item 5(a) above. The Reporting Person shares with other directors voting and investment power with respect to the 661,260 shares owned by the Richard and Jane Manoogian Foundation. The Reporting Person, Eugene A. Gargaro, Jr. and Jane Manoogian are the directors of the Richard and Jane Manoogian Foundation, and all of the directors have a business address of 21001 Van Born Road, Taylor, Michigan 48180. To the knowledge of the undersigned none of the directors of such foundation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws. They are all citizens of the United States of America.

     (c) During the sixty day period ended November 28, 2000 no transactions in the Common Stock occurred, other than the lapse or restrictions on November 28, 2000, with respect to 49,215 previously restricted shares of Common Stock.


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

     (d) Not Applicable.

     (e) On November 28, 2000, the Reporting Person ceased to be the beneficial owner of more than five percent of the shares of Common Stock.

     The Reporting Person disclaims any beneficial ownership or interest whatsoever in the shares of the Common Stock of the Issuer owned by the Richard and Jane Manoogian Foundation, and filing of this Amendment No. 15 to Schedule 13D shall not be construed as an admission that he is the beneficial owner of such shares. Shares of common stock owned by Masco Corporation, of which the reporting person is Chairman of the Board and Chief Executive Officer, are separately reported by Masco Corporation.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to the Securities of the Issuer.

     All options granted under the Issuer's 1984 Stock Option Plan and 1991 Long Term Stock Incentive Plan were canceled in accordance with the Recapitalization Agreement.

     As of November 28, 2000, 147,645 shares of Common Stock awarded to the Reporting Person under the Issuer's 1984 Restricted Stock Incentive Plan and its 1991 Long Term Stock Incentive Plan remained subject to the restrictions described in Amendment No. 14 to the Reporting Persons Schedule 13D and described in the Recapitalization Agreement.

     On November 28, 2000, in connection with the Recapitalization, the Reporting Person, the Issuer, Heartland Industrial Partners (FF), L.P. ("HIPFF"), Heartland Industrial Partners (E1), L.P. ("HIPE1"), Heartland Industrial Partners (K1), L.P. ("HIPK1"), Heartland Industrial Partners (C1), L.P. ("HIPC1") and Heartland Industrial Partners, L.P. ("HIP" and, collectively with HIPFF, HIPE1, HIPK1 and HIPC1, the "Heartland Entities"), Credit Suisse First Boston Equity Partners, L.P. ("CSFB"), Masco Corporation ("Masco"), various of their affiliates and other stockholders of MascoTech entered into a Shareholders Agreement ("Shareholders Agreement"). The following description of certain items of the Shareholders Agreement is qualified in its entirety by reference to the Shareholders Agreement.

     Election of Directors. The Shareholders Agreement provides that the parties will vote their shares of common stock in order to cause a majority of the board of directors to be designated by the Heartland Entities, one director to be designated by Masco and one director to be designated by CSFB, after consultation with the Heartland Entities.

     Transfers of Common Stock. Prior to the date the Issuer has consummated a public offering of Common Stock of at least $100.0 million (a "Qualifying Public Equity Offering"), the Shareholders Agreement restricts transfers of Common Stock except for transfers to permitted transferees, pursuant to the "right of first offer", "tag-along" or "drag-along" provisions described below or pursuant to an effective registration statement or pursuant to Rule 144 under the Securities Act.

     Right of First Offer. The Shareholders Agreement provides that prior to a Qualifying Public Equity Offering no stockholder may transfer any of its shares other than to a permitted transferee or pursuant to the "tag-along" and "drag-along" provisions unless such stockholder shall offer such shares to the Issuer. If the Issuer declines to purchase the shares, then the Heartland Entities have the right to purchase such shares.

     Tag-Along Rights and Drag-Along Rights. The Shareholders Agreement grants to the stockholders, subject to certain exceptions, in connection with a proposed transfer of common stock by the Heartland Entities, the right to re-

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

quire the proposed transferee to purchase a proportionate percentage of the shares owned by the other stockholders upon the same economic terms as are being offered to the Heartland Entities. These rights terminate upon a Qualifying Public Equity Offering. The Shareholders Agreement provides that when the Heartland Entities enter into a transaction resulting in a substantial change of control of the Issuer, the Heartland Entities have the right to require the other stockholders to sell a proportionate percentage of shares of Common Stock in such transaction as the Heartland Entities are selling and to otherwise vote in favor of the transactions effecting such substantial change of control. These rights terminate upon a Qualifying Public Equity Offering

     Preemptive Rights. Subject to certain exceptions, the Shareholders Agreement provides that if the Issuer or one of its subsidiaries issues, sells or grants rights to acquire for cash any shares of common stock or any other security convertible or exchangeable therefor ("Equity Interests"), then the Issuer will be obligated to offer certain stockholders and the Heartland Entities the right to purchase on the same terms and conditions of the sale, such amount of shares of Common Stock or such other Equity Security as would be necessary for such stockholders and the Heartland Entities to maintain their then current beneficial ownership interest in the Issuer. These rights terminate upon an initial public offering by the Issuer.

     Other Rights. The Shareholders Agreement provides the stockholders with piggy-back rights with customary terms and provides the Reporting Person, Masco, CSFB and the Heartland Entities with demand registration rights. The Shareholders Agreement also provides that prior to a Qualifying Public Equity Offering the Issuer will consult with CSFB in respect of certain matters.

Item 7.  Material to be Filed as Exhibits.

     Exhibit 1. Shareholders Agreement dated as of November 28, 2000 by and among MascoTech, Inc., Masco Corporation, Richard Manoogian, Richard and Jane Manoogian Foundation, Heartland Industrial Partners (FF), L.P., Heartland Industrial Partners (E1), L.P., Heartland Industrial Partners (K1), L.P., Heartland Industrial Partners (C1), L.P. and Heartland Industrial Partners, L.P. LongPoint Capital Fund, L.P., LongPoint Capital Partners, L.L.C., CRM 1999 Enterprise Fund, L.L.C., Kleinwort Benson Holdings, Inc., 75 Wall Street Associates L.L.C., Metropolitan Life Insurance Company, First Union Capital Partners, L.L.C., GE Capital Equity Investments, Inc., Credit Suisse First Boston U.S. Executive Advisors, L.P., Credit Suisse First Boston Equity Partners (Bermuda), L.P., Credit Suisse First Boston Equity Partners, L.P., EMA Partners Fund 2000, L.P., EMA Private Equity Fund 2000, L.P., Merchant Capital, Inc., BancBoston Capital Inc., and Private Equity Portfolio Fund II, L.L.C. Filed with the Commission on December 8, 2000 as an exhibit to Heartland Industrial Partners, L.P.'s Schedule 13D for MascoTech, Inc. dated the date hereof and incorporated by reference herein.

     Exhibit 2. Definitive Proxy Statement of MascoTech, Inc. Filed with the Commission on October 26, 2000 and incorporated by reference herein.

     Exhibit 3. Schedule 13E-3 of MascoTech, Inc. Filed with the Commission on October 26, 2000 and incorporated by reference herein.


                               Page 5 of 6 Pages
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Signatures

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 8, 2000

                                            RICHARD A. MANOOGIAN


                                            By: /s/ Richard A. Manoogian




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